UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    -----------------------------------------
                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (Amendment No.        )

                                 FiberCore, Inc.
                -----------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 Par Value Per Share
                -----------------------------------------------
                         (Title of Class of Securities)

                                 31563b109
                -----------------------------------------------
                                 (CUSIP Number)

                             -------------------



                               Page 1 of 5 Pages.

 ------------------------------         -------------------------------
|     Cusip No. 31563b109      |  13G  |   Page  2  of    5    Pages   |
|------------------------------|       |-------------------------------|
 ----------------------------------------------------------------------
|1   |NAME OF REPORTING PERSONS                   AMP Incorporated     |
|    |S.S. OR I.R.S. IDENTIFICATION NO. OF        23-0332575           |
|    |         ABOVE PERSONS                                           |
|----------------------------------------------------------------------|
|2   |CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP    (a) [  ]       |
|    |                                                  (b) [  ]       |
|    |                                                                 |
|----------------------------------------------------------------------|
|3   |SEC USE ONLY                                                     |
|    |                                                                 |
|    |                                                                 |
|----------------------------------------------------------------------|
|4   |CITIZENSHIP OR PLACE OF ORGANIZATION                             |
|    |                                                                 |
|    |                           Pennsylvania corporation              |
|----------------------------------------------------------------------|
| NUMBER OF  |5 | SOLE VOTING POWER          6,191,839                 |
|  SHARES    |---------------------------------------------------------|
|BENEFICIALLY|6 | SHARED VOTING POWER            None                  |
|  OWNED BY  |---------------------------------------------------------|
|   EACH     |7 | SOLE DISPOSITIVE POWER     6,191,839                 |
| REPORTING  |---------------------------------------------------------|
|PERSON WITH |8 | SHARED DISPOSITIVE POWER       None                  |
|----------------------------------------------------------------------|
|9   |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     |
|    |                                        6,191,839                |
|    |                                                                 |
|----------------------------------------------------------------------|
|10  |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES            |
|    |CERTAIN SHARES                                                   |
|    |                                                 [   ]           |
|----------------------------------------------------------------------|
|11  |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                  |
|    |                                         16.1                    |
|    |                                                                 |
|----------------------------------------------------------------------|
|12  |TYPE OF REPORTING PERSON                         CO              |
|    |                                                                 |
|    |                                                                 |
 ----------------------------------------------------------------------

                               Page 2 of 5 Pages.

Item 1(a).      NAME OF ISSUER:
                                 FiberCore, Inc.
                ---------------------------------------------------------

Item 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                                174 Charlton Road
                                PO Box 206
                                Sturbridge, MA 01566
                ---------------------------------------------------------

Item 2(a).      NAME OF PERSON FILING:
                                AMP Incorporated
                ---------------------------------------------------------

Item 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                                P.O. Box 3608
                                M.S. 176-48
                                Harrisburg, PA 17105
                ---------------------------------------------------------

Item 2(c).      CITIZENSHIP:
                                N/A
                ---------------------------------------------------------

Item 2(d).      TITLE OF CLASS OF SECURITIES:
                                Common Stock,  $0.001 par value
                ---------------------------------------------------------

Item 2(e).      CUSIP NUMBER:
                                31563b109
                ---------------------------------------------------------

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

        (a) [  ] Broker or dealer registered under Section 15 of the Act,

        (b) [  ] Bank as defined in Section 3(a)(6) of the Act,

        (c) [  ] Insurance Company as defined in Section 3(a)(19) of the Act,

        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

        (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

        (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

                               Page 3 of 5 Pages.

        (g) [  ] Parent Holding Company, in accordance with
                 Rule 13d-1(b)(ii)(G); see Item 7,

        (h) [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.         OWNERSHIP.

        If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

        (a)     Amount beneficially owned:
                   6,191,839, which includes 1,382,648 shares that AMP has the right to acquire pursuant to the terms of a warrant and 1,750,358 shares that AMP has the right to acquire under the terms of a convertible debenture.
                ---------------------------------------------------------

        (b)     Percent of class:
                                16.1
                ---------------------------------------------------------

        (c)     Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote      6,191,839
                (ii)    Shared power to vote or to direct the vote    None
                (iii)   Sole power to dispose or to direct the
                        disposition of                                6,191,839
                (iv)    Shared power to dispose or to direct the
                        disposition of                                None

Item 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                PERSON.

             [If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.]
                                            N/A

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             [If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.]
                                            N/A

                               Page 4 of 5 Pages.

Item 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             [If a group has filed this Schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.]
                                            N/A

Item 9.         NOTICE OF DISSOLUTION OF GROUP.

             [Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.]
                                            N/A

Item 10.        CERTIFICATION.

             This statement is filed pursuant to Rules 13d-1(b)(2) and 13d-1(c) and by reason of the beneficial ownership by the reporting company of more than 10% of the securities referred to above at the time that said securities were registered by the issuer pursuant to the requirements of the Securities Exchange Act of 1934, as amended.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                         February 10, 1997
                                  ---------------------------
                                            (Date)


                                    AMP Incorporated

                                        /s/  J. E. Marley
                                   By:__________________________
                                           (Signature)


                                         J. E. Marley
                                     Chairman of the Board
                                  ---------------------------
                                         (Name/Title)


                               Page 5 of 5 Pages.